UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2023
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ⌧ Form 40-F ☐

Investor Relations PRESS RELEASE

Grupo Televisa Announces that Executive Team Members Intend to Invest
Approximately $10 Million in the Purchase of Common Stock

Mexico City, July 26, 2023 - Grupo Televisa, S.A.B. (“Televisa” or the “Company”; NYSE:TV; BMV:TLEVISA CPO) today announced that members of the executive team of the Company, including its co-Chief Executive Officers, Bernardo Gomez and Alfonso de Angoitia, and the CEO of the Cable segment, Francisco Valim, intend to invest a total amount of approximately $10 million in the purchase of shares of Televisa common stock on the open market.
Bernardo Gomez and Alfonso de Angoitia stated: “This personal investment reflects our confidence in our businesses, and the value that Televisa’s assets have.”
In addition, in accordance with its share repurchase program, the Company may, from time to time, at management’s discretion, acquire stock subject to legal, market and other business conditions at the time of purchase.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Alejandra Garcia / Tel: (52 55) 4438 1205 / agarcial@televisa.com.mx

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.

(Registrant)

Dated: July 27, 2023	By	/s/ Luis Alejandro Bustos Olivares

	Name:	Luis Alejandro Bustos Olivares

	Title:	Legal Vice President and General Counsel